UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1 )*



                         Community Care of America, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0025 par value
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                   20363B 10 4
                         ------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (12-91)

                                       13G

---------------------                                          -----------------
CUSIP NO. 20363B 10 4                                          PAGE 2 OF 5 PAGES
---------------------                                          -----------------


================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert N. Elkins
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                      (b) [_]


--------------------------------------------------------------------------------
3        SEC USE ONLY



--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

--------------------------------------------------------------------------------
                                    5        SOLE VOTING POWER

                                             1,592,271

                              --------------------------------------------------
         NUMBER OF                  6        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                          12,000
         OWNED BY
           EACH               --------------------------------------------------
         REPORTING                  7        SOLE DISPOSITIVE POWER
          PERSON
           WITH                              1,142,481

                              --------------------------------------------------
                                    8        SHARED DISPOSITIVE POWER

                                             12,000

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,604,271

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         20.9%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (12-91)

                                       13G

---------------------                                          -----------------
CUSIP NO. 20363B 10 4                                          PAGE 3 OF 5 PAGES
---------------------                                          -----------------

Item 1 (a)    NAME OF ISSUER:

              Community Care of America, Inc.

Item 1 (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              3050 North Horseshoe Drive, Suite 260
              Naples, Florida  34104

Item 2 (a)    NAME OF PERSON FILING:

              Robert N. Elkins

Item 2 (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              8889 Pelican Bay Boulevard, Suite 500
              Naples, Florida  34108

Item 2 (c)    CITIZENSHIP:

              United States of America

Item 2 (d)    TITLE OF CLASS OF SECURITIES:

              Common  Stock,  $.0025  par value per share  (the "Common Stock").

Item 2 (e)    CUSIP NUMBER:

              20363B 10 4.

Item 3.       STATEMENTS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b):

              Not applicable.

Item 4.       OWNERSHIP:

              The following information is as of December 31, 1996:

              (a)    Amount Beneficially Owned: 1,604,271 Shares.

              (b)    Percent of Class: 20.9%


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



                                   13G

---------------------                                      -----------------
CUSIP NO. 20363B 10 4                                      PAGE 4 OF 5 PAGES
---------------------                                      -----------------

             (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or direct the vote -

                        1,592,271 shares.

                  (ii) shared power to vote or direct the vote -

                        12,000.

                  (iii) sole power to dispose or direct the disposition of -

                        1,142,481 shares.

                  (iv) shared power to dispose or to direct the disposition of -

                       12,000.

         The 1,604,271 shares that may, under Rule 13d-3, be deemed beneficially owned by Dr. Elkins are: (a) 846,235 shares owned individually by Dr. Elkins,
(b) 287,602 shares owned by a partnership in which a limited partnership controlled by Dr. Elkins is a general partner and is afforded sole voting (subject to the voting arrangement referred to below) and dispositive power, (c) 8,644 shares issuable upon the exercise of the portion of options held by Dr. Elkins that are exercisable within 60 days after December 31, 1996, (d) 12,000 owned by his wife as to which Dr. Elkins disclaims beneficial ownership (but which are included under shares that may be deemed owned with shared voting and dispositive power), and (e) 449,790 additional shares under a voting arrangement pursuant to which Dr. Elkins has sole voting power but no dispositive power with respect to such shares.


Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF  A CLASS:

              Not applicable.

Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Not applicable.


SEC 1745 (12-91)

                                       13G

---------------------                                          -----------------
CUSIP NO. 20363B 10 4                                          PAGE 5 OF 5 PAGES
---------------------                                          -----------------

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not applicable.

Item 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not applicable.

Item 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not applicable.

Item 10.      CERTIFICATION:

              Not applicable.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 1997



                                             /S/ ROBERT N. ELKINS
                                            ---------------------------
                                               Robert N. Elkins



SEC 1745 (12-91)